SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of June 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F   ☒                Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐              No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

     On June 20, 2011, Fresenius Medical Care US Finance, Inc. (“FMC US Finance”) acquired substantially all of the assets of FMC Finance III S.A. (“FMC Finance III”) and assumed the obligations of FMC Finance III under its 6⅞% Senior Notes due 2017 (the “6⅞% Senior Notes“) and under the Indenture dated as of July 2, 2007 among FMC Finance III, Fresenius Medical Care AG & Co. KGaA (the “Company”), Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Deutschland GmbH (“D-GmbH” and, together with the Company and FMCH, the “Guarantors”), and U.S. Bank National Association, as Trustee, relating to the 6⅞% Senior Notes.  The assumption was effected pursuant to a Supplemental Indenture dated as of June 20, 2011 among FMC Finance III, FMC US Finance, the Guarantors and the Trustee.  Both FMC US Finance and FMC Finance III are wholly-owned subsidiaries of the Company. The Guarantors’ guarantees of the 6⅞% Senior Notes have not been amended and remain in full force and effect.

    The Company is furnishing as exhibits to this report copies of (i) the Notice of Supplemental Indenture and Substitution of Obligor sent to holders of the 6⅞% Senior Notes pursuant to the Indenture (Exhibit 1), and (ii) the Notice of Substitution of Issuer published by the Luxembourg Stock Exchange, on which the 6⅞% Senior Notes are listed (Exhibit 2).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 21, 2011

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:
fresenius medical care management ag, its
General Partner

By:	/s/ Dr. Ben J. Lipps
	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ Michael Brosnan
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner